Exhibit 21.1

SUBSIDIARIES OF AUTOWEB, INC.

Subsidiary Name	Jurisdiction of Incorporation
Autobytel, Inc. (formerly AutoWeb, Inc.)	Delaware
AW GUA USA, Inc.	Delaware
Car.com, Inc.	Delaware
AW GUA, Sociedad de Responsabilidad Limitada	Guatemala